UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 28, 2021

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

On June 28, 2021, Atlas Corp. intends to provide supplemental information and other data regarding Seaspan Corporation (“Seaspan”), its wholly-owned subsidiary, to certain existing and potential investors of Seaspan (the “Supplemental Information”). The Supplemental Information is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
99.1	Supplemental Information – Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: June 28, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer